UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2023
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagBank PagSeguro announces update in
Senior Management
São Paulo, January 2, 2023 — PagSeguro Digital Ltd., or PagBank PagSeguro (NYSE: PAGS), the complete digital bank in financial services and payments solutions, announces updates in its senior management.
Ms. Maria Carolina Ferreira Lacerda will become, effective immediately, an independent member of the PagBank PagSeguro Board of Directors, and she will join the company’s audit committee as a member and the audit committee financial expert. Ms. Lacerda has over 25 years of experience in the financial industry and has held various senior management positions throughout her career. Ms. Lacerda is currently an independent member of the board of directors and a coordinator of the audit, risk and related parties committee at China Three Gorges Brasil, one of the largest clean energy companies in the world. Since 2021, Ms. Lacerda has been an independent member of the board of directors at IHS Towers, a telecom infrastructure provider in Africa, the Middle East, and Latin America, and at Rumo S.A., a Brazilian logistics company. Ms. Lacerda also acts as an independent board member and audit committee member of Hypera Pharma, the largest pharmaceutical company in Brazil since 2016. Ms. Lacerda has held various other senior management positions, including, among others: member of the board of directors and chair of the audit committee at Vibra Energia (former privatized BR Distribuidora) between 2019 and 2022; member of the board of directors of ANBIMA, CNF and the Listing Chamber at BM&FBovespa in Brazil between 2012 and 2016. She has also held senior roles in various investment banks, including: Managing Director (head of Investment Banking Brazil) at UBS Investment Bank from 2011 to 2015; Investment Banking Managing Director at UNIBANCO from 2008 to 2009; Investment Banking Managing Director at Deutsche Bank in Brazil in 2009; Investment Banking Director at Merrill Lynch, Inc. in Brazil and New York from 1999 to 2008; and Corporate Finance Analyst at Bear, Stearns & Company, Inc. in New York from 1996 to 1997.  Ms. Lacerda holds an MBA degree in finance from Columbia Business School (USA), and a BA degree in economics from the University of São Paulo (Brazil).
Ms. Noemia Gushiken will, effective immediately, cycle off from her role as member of the PagBank PagSeguro Board of Directors. PagBank PagSeguro thanks Ms. Gushiken for her excellent contribution as a Board Member.
Mr. Ricardo Dutra da Silva will leave the Board of Directors (with his replacement on the Board to be announced at a future date) and assume the role of Principal Executive Officer of PagBank PagSeguro, from which role Mr. Luis Frias will step down. Mr. Frias will maintain his position as Chairman of the PagBank PagSeguro Board of Directors.
These updates reflect the PagBank PagSeguro management team’s commitment to considering evolving trends in corporate governance, including a new practice of ensuring that no PagBank PagSeguro executive officers simultaneously serve on its Board of Directors.

About PagBank PagSeguro
PagBank PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies, and medium-sized companies in Brazil. Among its peers, PagBank PagSeguro is the only financial technology provider in Brazil whose business model covers all the following six pillars:
•Multiple digital banking solutions
•Full acquirer with comprehensive payments solution (in-person, online, omnichannel, cross-border)
•Value-added Services for merchants such as Concil, PagVendas, ClubPag, PlugPag and TEF
•Issuer of credit, debit, and prepaid cards
•Investment platform with multiple product and asset classes and insurance product offerings
•Digital account with day-to-day banking features such as bill payments, top-ups, wire transfers, peer-to-peer cash transfers, PIX, loans, QR code payments, payroll portability, among others
PagBank PagSeguro is an UOL Group Company that provides an easy, safe, and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagBank PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of payment methods, including credit cards, debit cards, meal voucher cards, PIX, bank slips (boletos), wire transfers, bank debits and cash deposits.
PagBank PagSeguro’s mission is to disrupt and democratize access to financial services and payment solutions in Brazil, providing a simple, secure, affordable, and digital two-sided ecosystem to merchants and consumers.
Source: PagBank PagSeguro
Contacts
Investor Relations
+55 (11) 3914-9524
ir@pagseguro.com
https://investors.pagseguro.com/
Media Press
pagbankpagseguro@xcom.net.br
https://xcom.net.br/

Forward-Looking Statements:
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, potential mergers and acquisitions opportunities, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, potential mergers and acquisitions opportunities, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F filed with the SEC on May 2, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 3, 2023

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer